September 8, 2016

Mr. Larry Sprigel, Assistant Director

Kathleen Krebs, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:

Yanex Group, Inc.

Form 8-K

Filed July 5, 2016

File No. 333-175146

Dear Mr. Sprigel and Ms. Krebs:

Yanex Group, Inc., an Nevada corporation (the “Company”), has received and reviewed your letter dated July 28, 2016, pertaining to the Company’s above-referenced filing (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”).  Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated July 28, 2016.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1.

Pursuant to Item 2.01(c) of Form 8-K, please disclose any material relationship between the company and its affiliates (including prior management), on one hand, and Proto-Script Pharmaceuticals, Corp. (“PSPC”) and its affiliates, on the other hand, prior to the execution of the Share Exchange. If no such relationship exists, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify and third parties that played a material role in arranging or facilitating the transaction and disclose the benefits they received for their roles.

RESPONSE:

There was no prior existing relationship between the parties. Ms. Michelle Rico was actively seeking a merger candidate and was introduced to the Company through the Company’s attorney, with whom she had an existing business relationship.  The Company’s attorney formulated the structure of the transaction. There were no third parties involved in this transaction.

Item 3.02 Unregistered Sales of Equity Securities, page 2

2.

It appears from the Share Exchange Agreement filed as Exhibit 10.01 that Ms. Michelle Rico was the sole shareholder of PSPC. Therefore, please clarify that the 30 million shares issued in the Share Exchange were issued to PSPC’s sole shareholder, Ms. Michelle Rico.

RESPONSE:

In light of your comment we have revised Page 2, the amended language follows:

“Pursuant to the terms and conditions of the Share Exchange, the Company issued Thirty Million (30,000,000) shares of the Company’s restricted common shares to the sole shareholder of Proto-Script Pharmaceuticals, Corp., Ms. Michelle Rico.”

Item 1.  Business, page 4

3.

We note that you define “the Company” as Yanex Group, Inc. Please clarify your disclosures on page 4. In reference to Yanex Group, Inc., you state in the first paragraph on this page that “[you] were founded in the State of Nevada on November 19, 2010.” In reference to PSPC, you also state, however that, “the Company was incorporated under the laws of the State of California.”

RESPONSE:

In light of your comment we have revised the Filing throughout to more accurately reflect the distinction between the pre-transaction and post-transaction references to the “Company.”

4.

We note the disclosure in Note 7 to the financial statements of PSPC that PSPC was awarded a contract by the Center for Medicare & Medicaid Services that begins on July 1, 2016 and expires on December 31, 2018. Please update your disclosure to discuss the material terms of the contract. File this material contract as an exhibit.

RESPONSE:

In light of your comment we have revised Page 2, the amended language follows:

“PSPC was awarded a contract by the Center for Medicare & Medicaid Services that begins on July 1, 2016 and expires on December 31, 2018. The contract requires PSPC to furnish certain items of Durable Medical Equipment, Prosthetics, Orthotics and Supplies (DMEPOS) under the Medicare DMEPOS Competitive Bidding Program.”

5.

Please expand your second paragraph to disclose that you are accounting for the transaction as a reverse merger and describe the accounting.

RESPONSE:

In light of your comment we have revised Page 4, the amended language follows:

“Accordingly, on June 29, 2016, the Company entered into a Share Exchange Agreement (the “Share Exchange”) with Proto-Script Pharmaceuticals, Corp., a California corporation (“PSPC”), whereby the Company acquired 100% of the issued and outstanding common stock of PSPC, in exchange for Thirty Million (30,000,000) restricted shares of the Company’s common stock. Accordingly, PSPC became a wholly-owned subsidiary of the Company and the business direction of the Company has shifted to the business of PSPC. The transaction was accounted for as a reverse recapitalization transaction, given the fact that the Company held no net monetary assets at the date of the merger transaction. As PSPC is deemed to be the purchaser for accounting purposes under recapitalization accounting, these pro forma financial statements are presented as a continuation of PSPC.  The equity of PSPC is presented as the equity of the combined company and the capital stock account of PSPC is adjusted to reflect the par value of the outstanding and issued common stock of the legal acquirer (Yanex) after giving effect to the number of shares issued in the Share Exchange Agreement.”

Item 1A. Risk Factors, page 4

Risks Related to Ownership of Our Securities, page 11

6.

Consider adding a rick factor informing investors that a large portion of your shares are held by the sole officer and director of the company and that, as a result, investors may have limited influence on the company’s corporate governance.

RESPONSE:

In light of your comment we have revised Page 4, the amended language follows:

“Our sole officer and director owns approximately 90% of our shares after the offering that permits her to exert influence over us or to prevent a change of control.

Our sole director and officer, Ms. Michelle Rico, will beneficially own approximately 90% of our outstanding shares of common stock. As a result of this stock ownership, Ms. Michelle Rico will continue to influence the vote on all matters submitted to a vote of our shareholders, including the election of directors, amendments to the certificate of incorporation and the by-laws, and the approval of significant corporate transactions. This consolidation of voting power could also delay, deter or prevent a change of our control that might be otherwise beneficial to shareholders.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 13

7.

Please remove the references to the introductory paragraph to Section 27A of the Securities Act of 1933, as amended.  These sections co no apply to forward-looking statements made by penny-stock issuers. Refer to Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.

RESPONSE:

We have amended the Filing accordingly.

8.

Since the shareholders of PSPC have obtained control of the company, and the company’s business has shifted to the business of PSPC, please discuss the results of operations, and liquidity and capital resources of PSPC for all periods presented.

RESPONSE:

We have amended the Filing accordingly.

9.

Please disclose the critical accounting policies of PSPC.

RESPONSE:

We have amended the Filing accordingly.

Item 9. Market Price of and Dividends of the Registrant’s Common Equity and Related Stockholder Matters, page 19.

10.

Please provide all information required by Item 201 of Regulation S-K. For example, provide information regarding market information for the company’s shares and holders of the company’s shares.

RESPONSE:

In light of your comment we have revised the Filing to include the following language.

“Our common stock was approved for quotation on the Over the Counter Bulletin Board under the symbol “YNXG”. Trading in stocks quoted on these markets is often thin and is characterized by wide fluctuations in trading prices due to many factors that may have little to do with a company's operations or business prospects. As of the date of this current report, there was no bid history for our common stock, because the common stock has never been traded. We cannot assure you that there will be a market for our common stock in the future. There are no shares of common stock or other securities of our company that are being, or have been publicly proposed to be, publicly offered by our company, the offering of which could have a material effect on the market price of common stock or other securities of our company.

As of the date of this Report, there were 5 holders of record of our common stock.”

11.

 We note that the company’s common stock is not registered under Section 12 of the Exchange Act and that you incurred a reporting obligation under Section 15(d) upon effectiveness of your Form S-1 on August 3, 2011. It appears from the disclosure in Forms 10-K for fiscal 2013 through 2015 that the company has never had more that 300 record holders of its common stock. As a result, it appears that your reporting obligation under 15(d) has been automatically suspended since the beginning of the fiscal year 2013 and that you have been voluntarily filing reports with the SEC. If this is true, please provide risk factor disclosure that you do not have a reporting obligation and discuss the resultant risks to investors. In addition, please indicate on the cover page of any future periodic reports that you do not have a reporting obligation under Section 13 or Section 15 of the Exchange Act.

RESPONSE:

In light of your comment we have revised the Filing to include the following language.

“We do not currently have a class of securities registered under Section 12 of the Exchange Act.

We do not currently have a class of securities registered under Section 12 of the Exchange Act. We are not currently required to file reports under Section 13(a) or under Section 15(d) of the Exchange Act and are a considered a “voluntary filer” with respect to the reports we do file under those sections. We will not be required to file reports under Section 13(a) or 15(d) of the Exchange Act until the earlier to occur of (i) our registration of a class of securities under Section 12 of the Exchange Act, which would be required if we list a class of securities on a national securities exchange or if we meet the size requirements set forth in Section 12(g) of the Exchange Act, or which we may voluntarily elect to undertake at an earlier date, or (ii) the effectiveness of a registration statement under the Securities Act relating to our common stock. However, until we become subject to the reporting requirements under either Section 13(a) or 15(d) of the Exchange Act, we expect that we will voluntarily file the reports that we would be required to file if we were subject to those sections.”

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

12.

 It is disclosed in the company’s Form 10-K filed May 24, 2016, that Mr. Leonardo Correa Rodriguez beneficially owned 2,578,000 shares as of May 18, 2016, which would constitute more than five percent of the company’s currently outstanding shares as of the date of your Form 8-K. Please confirm that there are no beneficial holders of more than five percent of the company’s common shares other than Ms. Michelle Rico.

RESPONSE:

We have updated the Filing to reflect Mr. Rodriguez’s ownership interest.

Item 5. Directors and Executive Officers, page 15

13.

Please disclose all positions held by Ms. Michelle Rico in the company and provide cross-reference to her biography under Item 5.02 on page 3. Refer to Item 410 of Regulation S-K.

RESPONSE:

We have added the following footnote to the table captioned “Identification of Executive Officers and Directors of the Company”.

“(1)

As of June 29, 2016, Michelle Rico was appointed as the sole member of the Company’s Board of Directors and as the Company’s President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Secretary. For full biographical information on Ms. Rico, please refer to Item 5.03 of this Report.”

Item 7. Certain Relationships and Related Party Transactions, Director Independence, page 18

14.

Please provide the disclosure required by Item 404 of Regulation S-K regarding loans to your CEO disclosed in Note 4 to the financial statements of PSPC.

RESPONSE:

In light of your comment we have revised the Filing to include the following language.

“As of December 31, 2014, the Company was owed $161,770 from Ms. Rico. These advances are unsecured and carry no interest or repayment terms.  At September 30, 2015, the balance owed to the Company from its Ms. Rico was $100,046. At September 30, 2015, the Company’s board of directors approved such amount outstanding as a distribution to stockholder in compensation for services provided by the Ms. Rico.  In addition, during the quarter ended December 31, 2015, the Company advanced the Ms. Rico an additional $15,980. At December 31, 2015, the Company’s board of directors approved $15,980 as a distribution to stockholder in compensation for services provided by the Ms. Rico.”

15.

We note the disclosure in Note 5 to the financial statements of PSPC that PSPC received funding from non-related parties and “[o]ne of the non-related parties purchased a controlling interest in a publicly traded company.”  Please explain the significance of this purchase and weather the transaction was related to the company’s reverse transaction. As appropriate, please provide the disclosure required by Item 404(c) of Regulation S-K regarding promoters and certain control persons.

RESPONSE:

We do not believe this disclosure was necessary, as the non-related parties involvement in the publicly traded company was wholly unconnected to the company or the company management. The unrelated parties are just that unrelated; there is no relationship as a promoter or control person.

Exhibit 99.1 Proto-Script Financial Statements

Note 4 – Loan to Stockholder, page 12

16.

 We note your provision for loan to stockholder of $135,973. Please tell us where the provision is reflected in your consolidated statements of operations and why your accounting is appropriate. Refer to basis in the accounting literature.

RESPONSE:

The loan to stockholder balance are amounts advanced to the Company’s CEO, Michelle Rico.  At the time these advances were made, the Company was an S Corporation and Michelle was the majority owner who subsequently became the sole owner of the Company.  Michelle was paid a salary as the CEO just like all of the Company’s employees.  Her salary was recorded as compensation expense in the financial statements.  At the end of 2014, the Company determined that $135,973 of the advances to Michelle would not be repaid so the Company set up a provision against the loan to stockholder amount.  The provision was in essence a bonus to Michelle that was recorded as compensation expense and included as selling, general and administrative expense on the financial statements.  The loan forgiveness was treated as compensation and not as a stockholder distribution in 2014 since there were stockholders other than Michelle.

17.

We note you forgave a loan receivables due for a stockholder in compensation for services provided. In this regard, please tell us the reason for not recording such transaction as a compensation expense.

RESPONSE:

Footnote 4 has been updated to remove wording that the forgiveness of loans in 2015 was for compensation for services.  As noted above in response to comment #16, Michelle’s salary as CEO is recorded as compensation expense and the loan forgiveness in 2014 was treated as additional compensation since there were stockholders other than Michelle.  In 2015, when Michelle became the 100% stockholder, the additional amounts advanced to Michelle were treated as stockholder distributions and recorded directly in the statement of stockholder’s equity rather than recorded as additional compensation expense.

Note 7. Subsequent Events, page 12

18.

Please tell us how the contract will substantially increase your revenues. In addition tell us the value of the contract and weather the Medicare and Medicaid customers and/or the Center of Medicare & Medicaid Services are obligated to purchase your items.

RESPONSE:

We have removed the sentence “The Company’s revenue is expected to substantially increase because of the contract.” While management believes that this contract will be quite beneficial, we realize the disclosure is not quantifiable at this point.

Exhibits 99.2 Yanex Pro-Forma Financial Statements

19.

It appears that your fiscal year will continue to end on May 31. If so, please present the pro forma statements of operations for the year ended Mat 31, 2015 and nine months ended February 28, 2016. If not, please disclose when your new fiscal year will end and revise your pro forma financial statements accordingly. Refer to Rule 11-02(c)(3) of Regulation S-X.

RESPONSE:

We have revised the pro-forma financial statements to reflect the expected change in the year-end date to December 31, to be consistent with PSPC, the surviving entity after the reverse merger.  We will be filing the change in the year-end date subsequent to the approval of the Form 8-K.

In connection with the Company’s responding to the comments set forth in the July 28, 2016 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/ Michelle Rico

Michelle Rico, Chief Executive Officer